SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer's ID (CNPJ/MF) No. 42.150.391/0001-70

Company Registry (NIRE) No.  29300006939

PUBLICLY-HELD COMPANY - CVM Code No. 00482-0

NOTICE TO THE SHAREHOLDERS

In compliance with Article 6, section II of CVM Instruction No. 481, of December 17, 2009 and with the Official Memorandum issued by the Corporate Relations Head Office (SEP - Superintendência de Relações com Empresas ) No. 02 of February 29, 2016, and based on Article 141, paragraph 4th, 5th and 6th, and Article 161, paragraph 4, item "a" of Law 6,404/76, Braskem S.A. hereby informs its shareholders and the market in general that it has received from minority shareholders the nomination for candidates to compete for a seat on the Fiscal Council. The qualification of the candidates is available in the Appendix.

Additional information may be obtained from the Investor Relations Department, through the phone number +55 11 3576-9531 or the email braskem-ri@braskem.com.br.

Pedro Freitas

Chief Financial Officer and Investor Relations Officer

Braskem S.A.

APPENDIX

I –FISCAL COUNCIL

MEMBER - Gilberto Braga, consultant in the financial, capital markets, corporate, tax and expert investigation areas. He also acts as fiscal council member and audit committee member to publicly held companies and associations. He performs as court expert, including in the bankruptcy and concordata areas. Mr. Braga is a member of CVM´s Consulting Commission for Accounting Regulation for Investments Funds, he is also a college professor for graduation and post-graduation courses, he writes for O Dia newspaper and he is sometimes invited to comment in TV newscasts with regards to economy. He has a degree in economics from UCAM Ipanema and a degree in accounting from UGF. He owns a postgraduate degree in Finance Administration from IAG-PUC Rio and a masters degree in Administration (Finance and Capital Markets) from IBMEC- Rio.

ALTERNATE MEMBER – Elias de Matos Brito, founding partner and majority owner of the company Exato Assessoria Contábil Ltda., dedicated to the following services: Accounting; Auditing; Forensic Accounting – judicial and extrajudicial; Technical assistance in arbitration; Business valuation; tax planning and tax advice. Member of the Board of Directors and the Fiscal Council of many publicly traded Companies such as Usiminas, Profarma, Companhia de Seguros Aliança da Bahia, Brookfields Incorporações and HRT, as well as Director of the Forensics Experts Association of the State of Rio de Janeiro. Mr. Bito has a Bachelor’s degree in Accounting Sciences from the Morais Júnior School of Accounting and Administrative Sciences (Brazilian Institute of Accounting), is a specialist in financial markets by University Estácio de Sá, MBA in Business Finances and Controlling by FGV (incomplete) and is a legal accounting expert from the Rio de Janeiro Regional Council of Accounting.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.